UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 6)

Ship Finance International Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G81075106
(CUSIP Number)

Hemen Holding Limited
c/o Seatankers Management Co. Ltd
P.O. Box 53562
CY-3399 Limassol
Cyprus
Attn: Spyros Episkopou
+1 (357) 25-858-300

with a copy to:

Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*26,992,070

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

*26,992,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*26,992,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited beneficially owns approximately 48.4% of the issued and outstanding shares of Frontline Ltd. and may be deemed to beneficially own the Common Shares that Frontline Ltd. beneficially owns. Hemen Holding Limited may also be deemed to beneficially own the 6,100,000 Common Shares it has lent to Farahead Investments Inc. due to the Farahead Share Lending Arrangement. The 26,992,070 Common Shares includes Frontline Ltd.'s 73,383 Common Shares and Farahead Investments Inc.'s 6,100,000 Common Shares.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

73,383

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

73,383

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,383

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*26,992,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*26,992,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*26,992,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the Common Shares that Hemen Holding Limited beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*26,992,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*26,992,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*26,992,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "C.K. Limited Trusts"). The C.K. Limited Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited. As such, C.K. Limited may be deemed to beneficially own the Common Shares that Hemen Holding Limited beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Farahead Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*6,100,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*6,100,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*6,100,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

CO

* Farahead Investments Inc. beneficially owns 6,100,000 Common Shares, which have been borrowed from Hemen Holding Limited.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenfields Holding Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*6,100,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*6,100,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*6,100,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

CO

* Greenfields Holding Inc. is the sole shareholder of Farahead Investments Inc. As such, it may be deemed to beneficially own the Common Shares that Farahead Investments Inc. beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GSA Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*6,100,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*6,100,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*6,100,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

CO

* GSA Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "GSA Limited Trusts," and together with the C.K. Limited Trusts, the "Trusts"). The GSA Limited Trusts are the sole shareholders of Greenfields Holdings Inc. and the indirect owners of Farahead Investments Inc. As such, GSA Limited may be deemed to beneficially own the Common Shares that Farahead Investments Inc. beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*26,992,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*26,992,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*26,992,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 26,992,070 Common Shares through his indirect influence over Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc., and Greenfields Holding Inc., the shares of which are held in the Trusts. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 26,992,070 Common Shares beneficially owned by Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc. and Greenfields Holding Inc. except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 26,992,070 Common Shares beneficially owned by Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc. and Greenfields Holding Inc.

CUSIP No.	G81075106
AMENDMENT NO. 6 TO SCHEDULE 13D
This Amendment No. 6 (this "Amendment No. 6") amends and supplements the Schedule 13D/A filed by Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Frontline Ltd., a Bermuda exempted company ("Frontline"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), C.K. Limited, a company incorporated in Jersey ("C.K. Limited"), Farahead Investments Inc., a company incorporated in Liberia ("Farahead"), Greenfields Holding Inc., a company incorporated in Liberia ("Greenfields"), GSA Limited, a company incorporated in Jersey ("GSA Limited"), and John Fredriksen, a citizen of Cyprus ("Fredriksen," and, together with Hemen, Frontline, Greenwich, C.K. Limited, Farahead, Greenfields and GSA Limited, the "Reporting Persons") on July 14, 2017, as amended on November 7, 2017, December 14, 2017, and February 1, 2018 (collectively, the "Schedule 13D/A"), with respect to the common shares, par value $0.01 per share (the "Common Shares") of Ship Finance International Limited, a Bermuda exempted company (the "Issuer"). Capitalized terms used in this Amendment No. 6 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D/A. Except as specifically amended by this Amendment No. 6, the Schedule 13D/A is unchanged.
Item 2. Identity and Background
Sub-Item (c) of Item 2 of the Schedule 13D/A is hereby amended and restated as follows:
The principal business of Frontline is acting as an international shipping company. The principal business of Hemen, Greenwich, Farahead and Greenfields is acting as investment holding companies. Hemen is the largest shareholder in Frontline, holding approximately 48.4% of Frontline's issued and outstanding shares. Greenwich is the sole shareholder of Hemen and Greenfields is the sole shareholder of Farahead. The principal business of C.K. Limited and GSA Limited is acting as trustees of various trusts established by John Fredriksen for the benefit of his immediate family members. C.K. Limited is the sole shareholder of Greenwich and indirect owner of Hemen. GSA Limited is the sole shareholder of Greenfields and indirect owner of Farahead.
The name, citizenship, present principal occupation or employment and the business address of Hemen's directors is set forth below. Hemen does not have any executive officers.
Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director	Mr. Episkopou's principal business address is Deana Beach Apartments Block 1, 4th Floor, Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments Block 1, 4th Floor, Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Frontline is set forth below. If no business address is given, the director's or executive officer's address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.
Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

John Fredriksen	Chairman, President & Director
Mr. Fredriksen is a citizen of Cyprus and his principal business address is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom. Mr. Fredriksen is also the president, director and chairman of the board of directors Seadrill Limited and is a member of the board of directors of Golden Ocean Group Limited.

Kate Blankenship	Director
Ms. Blankenship is a citizen of the United Kingdom. Ms. Blankenship also serves as a director of the Issuer, Seadrill Limited, Seadrill Partners LLC, Golden Ocean Group Limited, Archer Limited, Independent Tankers Corporation Limited, North Atlantic Drilling Ltd. and Avance Gas Holding Ltd.

Georgina E. Sousa	Director & Secretary
Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also the director and secretary of Seadrill Limited, Sevan Drilling Limited, FLEX LNG LTD., Northern Drilling Ltd. and Independent Tankers Corporation Limited, and the secretary of the Issuer, Golden Ocean Group Limited, North Atlantic Drilling Ltd. and Archer Limited.

Ola Lorentzon	Director	Mr. Lorentzon is a citizen of Sweden. Mr. Lorentzon is also the chairman of the board of directors of Golden Ocean Group Limited and a director of FLEX LNG LTD.

Robert Hvide Macleod	Director and Principal Executive Officer	Mr. Macleod is a citizen of Norway. Mr. Macleod is also the chief executive officer of Frontline Management AS.

Inger M. Klemp	Principal Financial Officer and Principal Accounting Officer	Ms. Klemp is a citizen of Norway. Ms. Klemp is also the chief financial officer of Frontline Management AS and a director of Independent Tankers Corporation Limited.

Claire M.E. Burnard	Assistant Secretary	Ms. Burnard is a citizen of the British Overseas Territories. Ms. Burnard's principal occupation is serving as Assistant Secretary of Frontline.

Colleen E. Simmons	Assistant Secretary	Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation or employment and the business address of Greenwich's directors is set forth below. Greenwich does not have any executive officers.
Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director	Mr. Episkopou's principal business address is Deana Beach Apartments Block 1, 4th Floor, Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Christophis Koufaris	Director	Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments Block 1, 4th Floor, Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and principal business address of C.K. Limited's directors is set forth below. C.K. Limited does not have any executive officers.
Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director	Mr. Episkopou's principal business address is Deana Beach Apartments Block 1, 4th Floor, Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.

Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Le Vesconte is a citizen of Jersey.

The name, citizenship, present principal occupation or employment and principal business address of Farahead's directors is set forth below. Farahead does not have any executive officers.
Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director	Mr. Episkopou's principal business address is Deana Beach Apartments Block 1, 4th Floor, Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Georgina E. Sousa	Director
Ms. Sousa's principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also the director and secretary of Seadrill Limited, Sevan Drilling Limited, FLEX LNG LTD., Northern Drilling Ltd. and Independent Tankers Corporation Limited, and the secretary of the Issuer, Golden Ocean Group Limited, North Atlantic Drilling Ltd. and Archer Limited.

Colleen E. Simmons	Director
Ms. Simmons' principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation or employment and principal business address of Greenfields' directors is set forth below. Greenfields does not have any executive officers.
Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director	Mr. Episkopou's principal business address is Deana Beach Apartments Block 1, 4th Floor, Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Georgina E. Sousa	Director
Ms. Sousa's principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also the director and secretary of Seadrill Limited, Sevan Drilling Limited, FLEX LNG LTD., Northern Drilling Ltd. and Independent Tankers Corporation Limited, and the secretary of the Issuer, Golden Ocean Group Limited, North Atlantic Drilling Ltd. and Archer Limited.

Colleen E. Simmons	Director
Ms. Simmons' principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation or employment and principal business address of GSA Limited's directors is set forth below. GSA Limited does not have any executive officers.
Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Consortia Directors Ltd	Directors	Consortia's business address is at 3rd Floor, Standard Bank House, 47-49 La Motte Street, St Helier, Jersey JE2 4SZ, Channel Islands. Consortia Directors Ltd. is incorporated in Jersey.

Spyros Episkopou	Director	Mr. Episkopou's principal business address is Deana Beach Apartments Block 1, 4th Floor, Promachon Eleftherias Street Agios Athanasios, Limassol 4103, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D/A is hereby amended and restated in its entirety as follows:

(a)-(c)
As of the date hereof, Hemen may be deemed to be the beneficial owner of 26,992,070 Common Shares, constituting 26.1% of the Common Shares based upon 103,582,238* Common Shares outstanding. The 26,992,070 Common Shares includes Frontline's 73,383 Common Shares and Farahead's 6,100,000 Common Shares. Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 26,992,070 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 26,992,070 Common Shares.

As of the date hereof, Frontline may be deemed to be the beneficial owner of 73,383 Common Shares, constituting 0.1% of the outstanding Common Shares, based upon 103,582,238* Common Shares outstanding. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 73,383 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 73,383 Common Shares.

As of the date hereof, Greenwich, through Hemen, may be deemed to be the beneficial owner of 26,992,070 Common Shares, constituting 26.1% of the Common Shares based upon 103,582,238* Common Shares outstanding. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 26,992,070 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 26,992,070 Common Shares.

As of the date hereof, C.K. Limited, through Greenwich, may be deemed to be the beneficial owner of 26,992,070 Common Shares, constituting 26.1% of the Common Shares based upon 103,582,238* Common Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 26,992,070 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 26,992,070 Common Shares.

As of the date hereof, Farahead may be deemed to be the beneficial owner of 6,100,000 Common Shares, constituting 5.9% of the Common Shares based upon 103,582,238* Common Shares outstanding. Farahead has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 6,100,000 Common Shares. Farahead has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 6,100,000 Common Shares.

As of the date hereof, Greenfields, through Farahead, may be deemed to be the beneficial owner of 6,100,000 Common Shares, constituting 5.9% of the Common Shares based upon 103,582,238* Common Shares outstanding. Greenfields has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 6,100,000 Common Shares. Greenfields has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 6,100,000 Common Shares.

As of the date hereof, GSA Limited, through Greenfields, may be deemed to be the beneficial owner of 6,100,000 Common Shares, constituting 5.9% of the Common Shares based upon 103,582,238* Common Shares outstanding. GSA Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 6,100,000 Common Shares. GSA Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 6,100,000 Common Shares.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 26,992,070 Common Shares through his indirect influence over Hemen, Greenwich, Farahead and Greenfields, the shares of which are held in the Trusts, constituting 26.1% of the Common Shares based upon 103,582,238* Common Shares outstanding. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 26,992,070 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 26,992,070 Common Shares.

* According to the Issuer, there were 111,582,238 Common Shares outstanding as of March 21, 2018. In September 2016, Hemen loaned 8,000,000 Common Shares to an affiliate of the Issuer (the "Hemen Share Lending Arrangement"), which on-loaned the 8,000,000 Common Shares to an affiliate of one of the underwriters in the issuance of the Issuer's 5.75% convertible senior notes due 2021 (the "Underwriter Share Lending Arrangement") to facilitate hedging transactions by the investors of the notes. In November 2016, the Issuer issued 8,000,000 new Common Shares to Hemen to close out the Hemen Share Lending Arrangement. Accordingly, for the purposes of calculating the percentage of beneficial ownership, the Reporting Persons have excluded from the total issued and outstanding Common Shares of the Issuer the aforementioned 8,000,000 Common Shares that have been loaned under the Underwriter Share Lending Arrangement since it has been agreed under the Underwriter Share Lending Arrangement that such shares will be returned to the Issuer on or before the maturity of the 5.75% convertible senior notes due 2021.

Certain other directors and officers of Frontline also beneficially own less than 0.1% of the Common Shares. Except as described above, no other Common Shares are beneficially owned by the persons named in Item 2 of the Schedule 13D/A.

Except as otherwise described in this Amendment No. 6 and the Schedule 13D/A, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

(d)
Except as described in this Amendment No. 6 and the Schedule 13D/A, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D/A is hereby amended and supplemented as follows:
On April 13, 2018, DNB paid a Cash Payment of $88,787,877.90 to Hemen in full satisfaction of the share loan under the Amended and Restated Share Lending Agreement, and Hemen and DNB agreed to terminate the agreement in accordance with its terms.
On April 13, 2018, Hemen also entered into a cash-settled total return swap transaction with DNB (the "TRS Agreement") that settles on June 8, 2018. Under the terms of the TRS Agreement, (i) Hemen will be obligated to pay to DNB any negative price performance of 6,060,606 notional Common Shares subject to the TRS Agreement from April 13, 2018 until the expiration date of the agreement, plus interest, and (ii) DNB will be obligated to pay to Hemen any positive price performance of 6,060,606 notional Common Shares subject to the TRS Agreement from April 13, 2018 until the expiration date of the agreement. Any dividends paid by the Issuer on such notional Common Shares during the term of the TRS Agreement will be credited to Hemen and reflected in the price performance of the notional Common Shares at settlement. The settlement price will be based on DNB's hedging activity, which is subject to certain pricing and volume limitations. All balances will be cash settled at the expiration date of the TRS Agreement. If DNB beneficially owns any Common Shares that are used to hedge the TRS Agreement upon the expiration of such agreement, the TRS Agreement will automatically extend for three month periods unless the agreement is terminated by Hemen.
The TRS Agreement does not give Hemen direct or indirect voting, investment or dispositive control over any securities of the Issuer and does not require DNB to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Shares that may be referenced in the TRS Agreement or Common Shares or other securities or financial instruments that may be held from time to time by DNB.
The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps, options or other derivative transactions with one or more counterparties that are based upon the value of the Common Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Shares.
Item 7. Materials to be Filed as Exhibits
This Amendment No. 6 amends and restates Item 7 of the Schedule 13D/A in its entirety as follows:
Exhibit A:	Joint Filing Agreement

Exhibit B:	SFLC Share Lending Agreement I (incorporated by reference to Exhibit B of the Reporting Persons' Schedule 13D/A filed with the U.S. Securities and Exchange Commission on October 11, 2016)

Exhibit C
Amended and Restated Share Lending Agreement (incorporated by reference to Exhibit C of the Reporting Persons' Schedule 13D/A filed with the U.S. Securities and Exchange Commission on February 1, 2018)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 13, 2018
(Date)

Hemen Holding Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Frontline Ltd.

By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Greenwich Holdings Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Farahead Investments Inc.

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenfields Holding Inc.

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director

GSA Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen*
(Signature)

John Fredriksen* (Name)
* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).